[Keefe, Bruyette & Woods, Inc. Letterhead]




August 8, 2007

VIA FACSIMILE AND EDGAR
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(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re:   LaPorte Bancorp, Inc.
            Registration Statement on Form S-1 (Registration Number 333-143526) Request for Acceleration of Effectiveness
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Ladies and Gentlemen:

     On behalf of Keefe, Bruyette & Woods, Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join LaPorte Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m. on August 13, 2007, or as soon thereafter as may be practicable.

                                   Sincerely,

                                   /s/ Harold Hanley, III

                                   Harold Hanley, III
                                   Managing Director